UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Kimbell Royalty Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R 102

(CUSIP Number)

Robert D. Ravnaas and Brett G. Taylor

BGT Royalty Partners, LP

2777 N. Stemmons Fwy, Suite 1133

Dallas, Texas 75207

(214) 276-0995

with a copy to:

Joshua Davidson

Jason A. Rocha

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102

1.	Names of Reporting Persons BGT Royalty Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 983,630

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 983,630

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 983,630 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)         BGT Royalty Partners Genpar, LLC is the general partner of, and may be deemed to beneficially own the Common Units (as defined below) owned by, BGT Royalty Partners, LP. BGT Royalty Partners Genpar, LLC disclaims beneficial ownership of such Common Units except to the extent of its pecuniary interest therein.

(2)         Based on 16,332,708 common units representing limited partner interests (“Common Units”) in Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”),  outstanding following the closing of the initial public offering of the Common Units of the Issuer on February 8, 2017 (the “Offering”), as set forth in the prospectus filed by the Issuer with the United States Securities and Exchange Commission pursuant to Rule 424(b) on February 6, 2017 (the “Prospectus”), and the exercise in full by the underwriters of the Offering of their option to purchase an additional 750,000 Common Units of the Issuer (the “Option”).

CUSIP No. 49435R 102

1.	Names of Reporting Persons BGT Royalty Partners Genpar, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 983,630

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 983,630

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 983,630 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)         BGT Royalty Partners Genpar, LLC is the general partner of, and may be deemed to beneficially own the Common Units owned by, BGT Royalty Partners, LP. BGT Royalty Partners Genpar, LLC disclaims beneficial ownership of such Common Units except to the extent of its pecuniary interest therein.

(2)         Based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

Preliminary Statement

This Schedule 13D relates to common units representing limited partner interests (“Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”).

Robert D. Ravnaas and Brett G. Taylor are Co-Presidents of BGT Royalty Partners Genpar, LLC (“BGT Genpar”), the general partner of BGT Royalty Partners, LP (“BGT” and, together with BGT Genpar, the “Reporting Persons”). However, neither Mr. Ravnaas nor Mr. Taylor has voting or investment power with respect to the Reporting Persons. Each of Messrs. R. Ravnaas and Taylor disclaims beneficial ownership of any Common Units owned by the Reporting Persons except to the extent of his pecuniary interest therein. In addition, Mr. Ravnaas is Chief Executive Officer and Chairman of the board of directors (the “Board”) of Kimbell Royalty GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), and Mr. Taylor is Executive Vice Chairman of the Board. In their respective capacities as executive officers or directors of the General Partner, as applicable, Messrs. Ravnaas and Taylor may take an active role in strategy and business decisions involving the Issuer.

As a precautionary measure, the Reporting Persons have elected to file this Statement on Schedule 13D rather than Schedule 13G given Mr. Ravnaas’ role as Chief Executive Officer and Chairman of the Board of the General Partner and Mr. Taylor’s role as Executive Vice Chairman of the Board, and in case the actions of Messrs. Ravnaas and Taylor in their applicable capacities as executive officers or directors of the General Partner are attributed to the Reporting Persons or should BGT, as a limited partner of the Issuer, or BGT Genpar, as general partner of BGT, be a participant in a transaction involving the Issuer. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Persons that the actions of Messrs. Ravnaas and Taylor are attributable to the Reporting Persons, and the Reporting Persons hereby disclaim any such actions by Messrs. Ravnaas or Taylor. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Persons or Messrs. Ravnaas or Taylor that such a statement is required to be filed pursuant to Section 240.13d-1(e), or otherwise, or that the Reporting Persons hold securities of the Issuer with a purpose or effect of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Persons that they do not continue to be eligible to file a statement on Schedule 13G, pursuant to Section 240.13d-1(c), as persons who, among other things, have not acquired such securities with any purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 1.	Security and Issuer

This Schedule 13D relates to common units representing limited partner interests (“Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”). The address of the principal executive office of the Issuer is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102.

Item 2.	Identity and Background

(a)                                 This Schedule 13D is jointly filed by and on behalf of each of BGT Royalty Partners, LP, a Texas limited partnership (“BGT”), and BGT Royalty Partners Genpar, LLC, a Texas limited liability company and the general partner of BGT (“BGT Genpar” and, together with BGT, the “Reporting Persons”), pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, which is incorporated by reference herein. BGT is the record and direct beneficial owner of the Common Units covered by this Schedule 13D. BGT Genpar is the general partner of, and may be deemed to beneficially own the Common Units owned by, BGT. BGT Genpar disclaims beneficial ownership of such Common Units except to the extent of its pecuniary interest therein.

(b)                                 The principal business address of each of the Reporting Persons is 2777 N. Stemmons Fwy, Suite 1133, Dallas, Texas 75207.

(c)                                  The principal business of BGT is to engage in the acquisition, ownership and disposition of non-participating royalty interests, overriding royalty interests and other non-operated interests in oil and gas wells. The principal business of BGT Genpar is to act as the general partner of BGT.

(d)                                 During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   BGT is a Texas limited partnership. BGT Genpar is a Texas limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer was formed on October 30, 2015 as a Delaware limited partnership to own and acquire mineral and royalty interests in oil and natural gas properties throughout the United States.

At the closing of the Issuer’s initial public offering on February 8, 2017 (the “Offering”) and pursuant to the Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, Kimbell Royalty GP, LLC (the “General Partner”), Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC and the other parties named therein attached hereto as Exhibit 99.2 (the “Contribution Agreement”), in exchange for the contribution of certain assets to the Issuer, the Issuer issued to BGT, in addition to cash, 983,630 Common Units representing an aggregate 6.0% limited partner interest in the Issuer as of such time, based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the prospectus filed by the Issuer with the United States Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) on February 6, 2017 (the “Prospectus”), and the exercise in full by the underwriters of the Offering of their option to purchase an additional 750,000 Common Units of the Issuer (the “Option”). The initial public offering price for Common Units in connection with the Offering was $18.00 per Common Unit.

Item 4.	Purpose of Transaction

BGT acquired the Common Units reported herein solely for investment purposes. BGT may make additional purchases of Common Units either in the open market or in private transactions depending on, as applicable, BGT’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments. BGT Genpar is the sole general partner of BGT.

Mr. Ravnaas, Co-President of BGT Genpar, is the Chief Executive Officer and Chairman of the board of directors of the General Partner (the “Board”). Mr. Taylor, Co-President of BGT Genpar, is Executive Vice Chairman of the Board. In their applicable capacities as executive officers or directors of the General Partner, Messrs. Ravnaas and Taylor may from time to time consider, discuss with senior management and participate in Board deliberations about plans or proposals which relate to or would result in the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The actions of Messrs. Ravnaas and Taylor in their applicable capacities as executive officers or directors of the General Partner may be attributable to the Reporting Persons. In such case, the Reporting Persons may be deemed from time to time to consider plans or proposals relating to, or may be a participant, as a limited partner of the Issuer, in the following matters.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D:

(a)                                 Pursuant to the Contribution Agreement, as described in Item 6, BGT is restricted from selling any of its Common Units for a period of 180 days after February 2, 2017. The information contained in Item 6 is incorporated herein by reference.

(b)                                 None.

(c)                                  None.

(d)                                 None.

(e)                                  None.

(f)                                   None.

(g)                                  None.

(h)                                 None.

(i)                                     None.

(j)                                    Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in paragraphs (a) through (i), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)                                 The information set forth in Items 11 and 13 of the cover pages hereto regarding the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is incorporated herein by reference.

(b)                                 The information set forth in Items 7 through 10 of the cover pages hereto regarding the number of Common Units as to which there is sole or shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition is incorporated herein by reference.

(c)                                  Except as described in Item 3 or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Units during the past 60 days.

(d)                                 BGT has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported by it on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in the Partnership Agreement in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by the Reporting Persons.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

Joint Filing Agreement

Each of the Reporting Persons is party to a Joint Filing Agreement, dated as of February 17, 2017 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file this Schedule 13D and any and all amendments hereto with the SEC.

References to, and descriptions of, the Joint Filing Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Joint Filing Agreement attached hereto as Exhibit 99.1, which is incorporated in its entirety in this Item 6.

First Amended and Restated Agreement of Limited Partnership of the Issuer

The General Partner, as the sole general partner of the Issuer, and Rivercrest Royalties, LLC, as the organizational limited partner of the Issuer, together with any other persons who become partners in the Issuer, including the Contributing Parties (as defined below), which includes BGT, are party to the First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 8, 2017 (the “Partnership Agreement”). Among other things, the Partnership Agreement sets forth the rights of the parties thereto with respect to voting and distributions of cash.

Cash Distributions

The Partnership Agreement requires the Issuer to distribute all of its cash on hand at the end of each quarter, less reserves established by the General Partner. The Issuer refers to this cash as “available cash.” The Issuer intends to distribute available cash to its unitholders, pro rata.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by the General Partner without the approval of the unitholders.

Limited Voting Rights

The General Partner will manage and operate the Issuer. Unlike the holders of common stock in a corporation, the Issuer’s unitholders will have only limited voting rights on matters affecting the Issuer’s business. The Issuer’s unitholders will have no right to elect the General Partner or its directors on an annual or other continuing basis. The General Partner may not be removed unless that removal is both (i) for cause and (ii) approved by a vote of the holders of not less than 66 2/3% of the outstanding units, including any units owned by the General Partner and its affiliates, voting together as a single class. BGT owns 6.0% of the Issuer’s Common Units, and BGT Genpar is the general partner of BGT. Therefore, none of the Reporting Persons has the ability to prevent the involuntary removal of the General Partner.

Limited Call Right

If at any time the General Partner and its affiliates (including affiliates of the Issuer’s founders (the “Sponsors”) and their respective affiliates) own more than 80% of the outstanding Common Units, the General Partner will have the right, but not the obligation, to purchase all of the remaining Common Units at a price not less than the then-current market price of the Common Units, as calculated in accordance with the Partnership Agreement.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement attached hereto as Exhibit 99.3, which is incorporated in its entirety in this Item 6.

First Amended and Restated Limited Liability Company Agreement of the General Partner

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of February 8, 2017 (the “General Partner LLC Agreement”), Kimbell GP Holdings, LLC, the sole member of the General Partner (“GP Holdings”), has the right to elect the members of the Board of the General Partner.

References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement attached hereto as Exhibit 99.4, which is incorporated in its entirety in this Item 6.

Lock-Up Agreements

Pursuant to the Contribution Agreement, BGT agreed not to sell any of its Common Units for a period of 180 days after February 2, 2017. References to, and descriptions of, the Contribution Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Contribution Agreement attached hereto as Exhibit 99.2, which is incorporated in its entirety in this Item 6.

Registration Rights Agreement

Pursuant to the Contribution Agreement and the registration rights described in Exhibit K thereto (the “Registration Rights Agreement”), the entities and individuals that contributed certain mineral and royalty interests to the Issuer (the “Contributing Parties”), including BGT, have specified demand and piggyback participation rights with respect to the registration and sale of Common Units held by them or their affiliates. At any time following the time when the Issuer is eligible to file a registration statement on Form S-3, each of the Sponsors has the right to cause the Issuer to prepare and file a registration statement on Form S-3 with the SEC covering the offering and sale of Common Units held by its affiliates. The Issuer is not obligated to effect more than one such demand registration in any 12-month period or two such demand registrations in the aggregate. If the Issuer proposes to file a registration statement pursuant to a Sponsor’s demand registration discussed above, the Contributing Parties, including BGT, may request to “piggyback” onto such registration statement in order to offer and sell Common Units held by them or their affiliates. The Issuer has agreed to pay all registration expenses in connection with such demand and piggyback registrations, excluding underwriters’ compensation, stock transfer taxes or counsel fees.

References to, and descriptions of, the Registration Rights Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Contribution Agreement attached hereto as Exhibit 99.2, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement, dated as of February 17, 2017, by and among the Reporting Persons (filed herewith).

99.2

Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the General Partner, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC and the other parties named therein (filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-215458), as amended, initially filed with the SEC on January 6, 2017 and incorporated herein in its entirety by reference).

99.3

First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 8, 2017 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).

99.4

First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of February 8, 2017 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2017
(Date)

BGT ROYALTY PARTNERS, LP

By:	BGT Royalty Partners Genpar, LLC, its general partner

By:	/s/ Robert D. Ravnaas
Name: Robert D. Ravnaas
Title: Co-President

By:	/s/ Brett G. Taylor
Name: Brett G. Taylor
Title: Co-President

BGT ROYALTY PARTNERS GENPAR, LLC

By:	/s/ Robert D. Ravnaas
Name: Robert D. Ravnaas
Title: Co-President

By:	/s/ Brett G. Taylor
Name: Brett G. Taylor
Title: Co-President